Invest in DIEMlife

SaaS platform helping companies run impactful events
and build stronger teams



"DIEMlife solves the
problem of disconnected
teams in organizations."

-Karthik Sridharan
Entreprenuer

DIEM.LIFE NEW YORK NY

Main Street   Technology   Software   Community   B2B

Why you may want to invest in us...

1 Five enterprise customers with annual platform subscriptions, avg $4500
   ARR from 4 Universities.

2 Focusing on digital health & wellness - $371B market with 28.5% CAGR

3 CEO has 20 years of startup and corporate experience, CLO is Juilliard
   trained performer and coach.

4 $140K of fundraising & ticketing volume handled year to date. 114% avg
   growth last 3 Q's.

5 Strategic partnership with Syracuse University- national campaign launching
   in 2020.

6 Angel investors: Spartan Race co-founder, 8 time Tony award winning
   producer, former CEO of Citadel

Why investors ♥ us

WE'VE RAISED $435,275 SINCE OUR FOUNDING



*Tim and Yoo-Sun are two incredibly focused individuals who have built a
business around a core passion, helping individuals and communities support
each other in life-enhancing goals and commitments. Diemlife is a platform to
bring people together in order to help one another set and achieve goals, or*

*quests. From its early inception, I have seen the excitement and creativity they
have each demonstrated while tirelessly exploring new ways to bring this
sense of community and purpose to the marketplace. I have invested in this
team because I am confident that their collective dedication and innovative
spirit will produce a truly worthwhile investment.*

John Crotty

LEAD INVESTOR ❷   INVESTING $10,000 THIS ROUND



*I've been fortunate enough to experience DIEMlife from the beginning. I went
from insulin dependent to needing no diabetes medications. My lifestyle was
sedentary, now it's an active one. DIEMlife has changed my life for the better*



sedentary - now it's an active one. DIEMlife has changed my life for the better and I hope it willl do the same for many others.

Candace Midgley

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Our team



Timothy Midgley
CEO
20+ years of tech startup and corporate experience. Competed in some of the world's toughest ultra-endurance challenges- placed 3rd at the Spartan Summer Death race.




Yoo Sun Park
CLO
Juilliard trained performer and coach experienced in fitness and personal development, "Elevating the Alum" creator and event producer.




David Tuttle
VP of Engineering
Startup veteran. Led teams in mobile, PC, and cloud development. Built the world's largest Wi-Fi platform at Devicescape. Harvard grad.


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In the news



RN gives thanks for camaraderie, community donated meals

Every day is different for nurses, but during the COVID-19 pandemic - the skill of adapting has become vital. Correy Wilmer, an RN at St. Joseph's Health in Syracuse, says his team has been doing well with

May 6, 2020 @ cnycentral.com

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Downloads

📄 DIEMlife-Wefunder-Presentation-2020.pdf

Increasingly, organizations have embraced wellness as a core commitment to their communities.

But when it comes to coordinating their wellness initiatives, there's no single holistic hub where they can find all the resources they need to fundraise, launch events and mobilize their people.

That's where DIEMlife comes into play. We plug all the planning and promotional gaps, enabling entities to customize and consolidate their wellness projects on one accessible, integrated platform.

We call each campaign a Quest®, and link cross-channel content and campaigns with one click, so that every task – from building teams to tracking impact – is taken care of.

Managing the wellness of communities is hard.

Managing the wellness of communities requires organizations to create fundraisers, launch events, and coordinate engaging activities — a cross channel task many are struggling to do even with access to huge budgets, developers, and teams of people. According to the Global Wellness Institute, **$4.5 trillion dollars per year is spent on wellness, yet a 10-15% loss of economic output is associated with unwell people.**

We make it easy.

FUNDRAISING	EVENT TICKETING	COMMUNITY MANAGEMENT

DIEMlife helps organizations streamline workflows across events, fundraisers, and wellness initiatives — all in one place. Our activity tracking, leaderboards, and one click content integration help teams increase social reach, boost engagement, and scale across modern channels.

	DIEMlife	Facebook	gofundme	Instagram	Twitter	Eventbrite
Community Posts	✓	✓	✓	✓	✓	
Maps + Geo Tracking	✓	✓		✓	✓	
Team Fundraising	✓	✓	✓			
Competition Leaderboards	✓		✓			
Activity Tracking	✓					
Event Ticketing	✓					✓

Communities used our platform to raise $100k for COVID-19 relief.

We helped communities raise $100k for Covid-19 relief and coordinate delivery and payment of 5,000 meals from 12 restaurants to over 25 hospitals -- demonstrating the incredible power of our platform to organize people and resources so communities can achieve more.

> *"The actions you took to launch and operate the COVID Cuse fund are remarkable and we are so grateful for your vision, passion, and support of Upstate during what has been a tremendously difficult time."*
>
> *Mantosh Dewan, MD*
> *President, Upstate Medical University*





Why invest?


DIEMlife Testimonial - Karthik Sridharan, Co-Founder & CEO...
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DIEMlife Investor Testimonial - Jahid Mirza
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JAHID MIRZA
EVP, ACTIVE VENTURES

Learn about our key use cases and business in more detail:


DIEMlife Investor Webinar 07.30.2020
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DIEMLIFE
START YOUR QUEST.

What our partner Syracuse University is saying:


DIEMlife Testimonial - Syracuse University
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Organizations need us.

We started making money working with fantastic organizations like the Boys and Girls Club of America. Today, we have four universities paying us for annual subscriptions, and a growing number of use cases from nonprofits, companies, and individuals. With thousands of employees and big budgets, they still find our platform a better solution.



> *"DIEMlife gave us a new and exciting way to interact with our donors. Instead of processing gifts as transactions, we were able to offer our supporters a unique donor experience inclusive of an online community of other like-minded people. DIEMlife created a community platform for our donors to give and receive inspiration."*
>
> *Samantha Nottingham, Kips Bay Boys & Girls Club Director of Development*

Our true inspiration...

Co-founder Tim Midgley's widowed mother Candy was struggling with her well-being and her condition was worsening — she didn't have the support she once did to help her overcome serious challenges.

We took that as a challenge of our own, to create an online community that helps people meet obstacles head-on and achieve their most important ambitions by being a part of a community.



Organizations as our growth driver

We decided to focus on community wellness management due to the increasing demand for it. We are now growing our annual recurring enterprise platform subscriptions. We added features like activity reporting, group messaging, and team fundraising that were critical to helping larger organizations manage their campaigns and initiatives.


DIEMlife for your Business
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DIEMLIFE
FOR YOUR
TEAM

> *"We are so excited to be part of the DIEMlife family. Their values are in direct alignment with those of the Consortium and I'm confident that this platform will elevate our ability to enhance faculty and staff well-being at our member schools"*
>
> *Rebecca Schubert, GMHEC's Employee Well-being Program Coordinator*

Next steps

In 2020, we plan to successfully complete our Wefunder campaign, expand our full-time team, launch two national campaigns, and prepare our platform for big growth in 2021.


STRENGTHEN BRAND AWARENESS
HIRE ENTERPRISE SALES LEADER
LAUNCH FIVE NATIONAL CAMPAIGNS
ACHIEVE PROFITABILITY
ONBOARD 15 ENTERPRISE CUSTOMERS
ONBOARD 15 ENTERPRISE CUSTOMERS
ONBOARD 15 ENTERPRISE CUSTOMERS
2021 Q1
2021 Q2
2021 Q3
2021 Q4
*Projections not guaranteed

Join us!

We're waking up every day, energized, and ready to help more forward-thinking organizations better engage with their communities.

Help us make DIEMlife the world's largest social network of action - and let's give EVERYBODY a chance to conquer their own epic Quests!

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

We help organizations engage with their communities in ways they can't on traditional social media platforms. Typically, initiatives are not well organized or well connected across channels. We plug all the planning and promotional gaps, enabling entities and individuals to customize and consolidate their projects and goals on one coherent platform. We call each campaign a Quest®.

Where will your company be in 5 years? ⌄

Our goal is for DIEMlife to become the world's largest social network of action. We hope that every organization will use DIEMlife to engage with their communities (this cannot be guaranteed). Through this, we can better understand how people engage with others and launch their ideas. We have five enterprise clients including four universities with annual platform subscriptions and a growing pipeline of national campaigns planned for 2020 and beyond.

Why did you choose this idea? ⌄

Organizations struggle to coordinate all the resources they need to fundraise, launch events and mobilize their members. Our tech links cross-channel campaigns with one click, so that every task – from team building to tracking impact – is taken care of. Invest in DIEMlife. Invest in intuitive integration.

How far along are you? What's your biggest obstacle? ⌄

We have built and proven our enterprise sales process. We are earning commissions on ticketing and fundraising revenues. We have built out our mobile and web platform.

Our biggest obstacle is building a full team to handle sales onboarding and account management.

Who competes with you? What do you understand that they don't? ⌄

After talking to hundreds of organizations around the world - what they told us shocked us: Facebook, Twitter, Eventbrite, GoFundMe (even all together) still fall short of helping them engage with their communities in a deep enough way, especially in health and wellness. None of these platforms are even close to changing or adapting to address this. Orgs want a central place to do this, but don't have one.

Our main differentiators are:
1. Helping organizations manage teams to leverage impactful results.
2. Streamlining fundraising efforts and campaign launches as well as coordinating and tracking activity engagement
3. Connecting campaigns and cross-channel content in one hub

How will you make money? ⌄

We already make money! We are focused on growing our monthly recurring platform subscriptions, but we also make money on platform fundraising, event ticketing fees, and professional services.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

1. Having proven our Enterprise sales process, a risk is being able to scale this up to a bigger team.
2. Sometimes organizations need more help in onboarding on to our platform, so over time we need to efficiently build out this process.

Why did you choose to focus your idea on organizations? ⌄

DIEMlife is all about quality of life – whether it's overcoming health obstacles, pushing past personal fitness levels, fundraising for first responders, building a community around a cure for a critical illness, or simply mobilizing family, friends and coworkers in pursuit of a powerful purpose or project.

We believe in all the goal-getters, dream seekers and soul searchers out there. We're inspired by people's power and by the courage of communities who want to do more, be more, live more. DIEMlife was born of this ethos, and we're intent on impacting and inspiring others through our enabling online platform.

Does a bad economy affect the company? ⌄

Four months ago, nobody could have predicted we would be living in our current situation. Cities have shut down, economies have started to shrink, hospitals are full, public spaces are empty, and many parents now have to juggle working from home while also playing teacher to their children whose schools have closed for the foreseeable future. COVID-19 has profoundly altered all aspects of society.

During times of disruption and uncertainty, DIEMlife provides the perfect platform for communities and individuals to connect and adapt in the face of unexpected crisis situations. We help members add purpose and meaning to their lives by helping them set goals, called Quests. Whether it is individual or community-based, identifying and defining each Quest allows for tangible outcomes while allowing each member to connect on a larger scale and work together. Oftentimes in crisis situations even the smallest of goals can seem impossible. However here at DIEMlife, no Quest is impossible – and certainly no Quest is insignificant when it comes to physical and mental health, or when it comes to helping others.

How big can you be? ⌄

When you're building a world of Quests, you don't ask yourself this question. The most famous Quests succeed in good company - Frodo didn't save middle-earth by himself, and Dorothy did not get back to Kansas alone.

By allowing everyone to be an owner of our company, we plan to explode the number of new Quests on our platform and grow exponentially from the network effect driven by every epic goal we support and help succeed.